

September 26, 2013

Via Facsimile
Ms. Marcela Aparecida Drehmer Andrade
Chief Financial Officer
Braskem S.A.
Av. das Nações Unidas, 8,501
São Paulo, SP—CEP 05425-070 Brazil

>   **Re: Braskem S.A.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2012**
>   **Filed April 8, 2013**
>   **File No. 1-14862**

Dear Ms. Drehmer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 18. Financial Statements

Consolidated Statement of Operations, page F-6

1.   We note you present basic and diluted earnings (loss) per share from continuing operations attributable to the shareholders of the company on the face of your statement of operations. Please revise future filings to also present basic and diluted earnings (loss) per share attributable to the shareholders of the company as required by paragraph 66 of IAS 33. Please revise Note 30 in future filings to provide all disclosures required by paragraph 70 of IAS 33.

Consolidated Statement of Changes in Equity, page F-8

2.   Please explain to us why you did not present a statement of changes in equity for the year ended December 31, 2010. Please refer to Item 18 of Form 20-F.

Consolidated Statements of Cash Flows, page F-9

3.   Please tell us what the line item "effect [of] cash of discontinued operations" represents and explain how you determined its classification. Also, please explain to us the difference between the discontinued operation cash balance at 12/31/12 disclosed in note 6(a) and the amount disclosed in 6(c) and the difference between the discontinued operation cash balance at the beginning of 2011 and at the end of 2010 disclosed in note 6(c).

19. Borrowings, page F-74

4.   To the extent you believe it is reasonably possible that financial covenants related to your borrowings may materially impact your liquidity, please revise Item 5 in future filings to disclose and discuss the covenants and their potential impact on your liquidity.

22. Income tax and social contribution, page F-92

5.   We note the increases in your deferred tax asset during 2011 and 2012. Please explain to us, and disclose in future filings, the significant assumptions regarding your ability to fully utilize your deferred tax asset.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Marcela Aparecida Drehmer Andrade
Braskem S.A.
September 26, 2013
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief